ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

2008 JUL 15 A 11:24

«01» июля 2008 г. OFFICE OF INTERNAT... CORPORATE FINANCE № 13-07-401

[вручить лично через курьера]

[redacted]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

08003791

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

SUPPL

Уважаемые дамы и господа!

AO Surgutneftegas

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщения о существенных фактах «Сведения о выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг эмитента» от 30 июня 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Владислава Кузовова, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

PROCESSED
JUL 17 2008
THOMSON REUTERS

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Фёдоров

dlw 7/16

Колесникова
(7 3462) 42 65 02

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

2008 JUL 15 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

«01st» July 2008г. № 13-07-401

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

AO

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on significant facts "Information on income paid on the Issuer's securities" and "Information on dates when the Issuer's obligations to the owners of the Issuer's securities were fulfilled" dated June, 30th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Vladislav Kuzovov, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

Information on significant facts
"Information on income paid on the Issuer's securities" and "Information on dates when the Issuer's obligations to the owners of the Issuer's securities were fulfilled"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registration authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. Class, category (type) and other identification characteristics of securities: ***ordinary and preferred registered non-documentary shares of OJSC "Surgutneftegas".***

2.2. State registration numbers of securities issues, date of state registration:

ordinary shares: 1-01-00155-A of 24 June 2003;

preferred shares: 2-01-00155-A of 24 June 2003.

2.3. Name of the registration authority that conducted state registration of securities issues: ***the Federal Commission for the Securities Market (FKTsB of Russia).***

2.4. The Issuer's management body that passed a resolution to pay dividends on the Issuer's shares: ***Annual General Shareholders' Meeting of OJSC "Surgutneftegas".***

2.5. Date when the resolution to pay dividends on the Issuer's shares was passed: ***30 April 2008.***

2.6 Date of the Minutes of the General Shareholders' Meeting of OJSC "Surgutneftegas" that passed the resolution to pay dividends on the Issuer's shares: ***04 May 2008.***

2.7 Total dividends accrued for the Issuer's shares of a particular category (type):

for ordinary shares: RUR 21,436 mn;

for preferred shares: RUR 6,316 mn;

Dividend accrued per one share of a particular category (type):

per ordinary share: ***RUR 0.60;***

per preferred share: ***RUR 0.82.***

2.8 Form of income payment for the Issuer's securities: ***funds.***

2.9 Nature of the Issuer's obligation: ***dividend payment for 2007;***

The Issuer's obligation in terms of money:

for ordinary shares: RUR 21,436 mn;

for preferred shares: RUR 6,316 mn.

2.10 End date of dividend payment (date when the Issuer's obligation is to be fulfilled): ***30.06.2008***

2.11 Total dividends paid on the Issuer's shares of a particular category (type):

for ordinary shares: RUR 21,436 mn;

for preferred shares: RUR 6,316 mn.

2.12 Actual fulfillment of obligation: ***the obligation has been fulfilled.***

3. Signature

3.1. ***Director General***
OJSC "Surgutneftegas" ____________________ ***Vladimir L. Bogdanov***

3.2. Date 30 June 2008 Stamp

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

RECEIVED

«03rd» July 2008г.

2008 JUL 15 A 11: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

№ 13-07-412

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on developments which may significantly affect the value of OJSC "Surgutneftegas" securities "On changes in OJSC "Surgutneftegas" stake in the charter capital of another profit organization amounting to at least 5 percent or ordinary shares of another joint stock company amounting to at least 5 percent" dated July, 01st, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Vladislav Kuzovov, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«03» июля 2008 г. № 13-07-412

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз» «Об изменении доли участия ОАО «Сургутнефтегаз» в уставном капитале другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 процентов» от 01 июля 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Владислава Кузовова, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Фёдоров

Колесникова
(7 3462) 42 65 02

Information on developments which may significantly affect the value of OJSC "Surgutneftegas" securities

"On changes in OJSC "Surgutneftegas" stake in the charter capital of another profit organization amounting to at least 5 percent or ordinary shares of another joint stock company amounting to at least 5 percent"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registration authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. Full corporate name of the profit organization with the charter capital the stake in which has changed: ***Closed Joint Stock Company "Surgutinvestneft";***

2.2. Location of the above mentioned profit organization: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut;***

2.3. Stake of OJSC "Surgutneftegas" in the charter capital of the above mentioned organization before change: ***10.53%;***

2.4. Ordinary shares of the above mentioned organization held by OJSC "Surgutneftegas" before change: ***10.53%;***

2.5. Stake of OJSC "Surgutneftegas" in the charter capital of the above mentioned organization after change: ***19.98%;***

2.6. Ordinary shares of the above mentioned organization held by OJSC "Surgutneftegas" after change: ***19.98%;***

2.7. Date when the stake of OJSC "Surgutneftegas in the charter capital of the above mentioned organization changed: ***30.06.2008.***

3. Signature

3.1. ***Director General***
OJSC "Surgutneftegas" ____________________ ***Vladimir L. Bogdanov***

3.2. Date 01 July 2008 Stamp

END